UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
☐	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission File Number:

AURINIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number (if applicable))	(I.R.S. employer identification number (if applicable))

#1203-4464 Markham Street

Victoria, British Columbia

V8Z7X8

(250) 708-4272

(Address and telephone number of registrant’s principle executive offices)

CT Corporation

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 590-9331

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value Common Shares, no par value	Toronto Stock Exchange The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form                                    ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,354,082 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                                      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                                      No ☐

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Registration Statement on Form 40-F are forward-looking statements. Please see “Forward-Looking Information” on page 1 of the Annual Information Form, which is filed as Exhibit 99.16 to this Registration Statement on Form 40-F.

Principal Documents

The following documents are filed as part of this Registration Statement on Form 40-F:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2013, see Exhibit 99.16 hereto.

B.	Management’s Discussion and Analysis of Financial Condition

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, see Exhibit 99.28 hereto.

C.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2013, including the Independent Auditor’s Report with respect thereto, see Exhibit 99.19 hereto.

Description of Common Shares

The Registrant’s authorized share capital consists of an unlimited number of common shares, all without nominal or par value. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Registrant. As at March 31, 2014, the Registrant had 31,354,082 common shares issued and outstanding. The additional required disclosure containing a description of the securities to be registered is included under the heading “Dividend Policy” on page 24 of Registrant’s Annual Information Form for the year ended December 31, 2013, attached as Exhibit 99.16, and under the heading “Share Capital” on page 28 of Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2013, attached as Exhibit 99.19.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading “Contractual Obligations” on page 18 of Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, filed as Exhibit 99.28 hereto and is incorporated herein by reference.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

2.

Consent to Service of Process

The Registrant has filed a Form F-X with the Commission together with this Registration Statement on Form 40-F.

3.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized on June 18, 2014.

AURINIA PHARMACEUTICALS INC.

By:	/s/ Dennis Bourgeault
Name:	Dennis Bourgeault
Title:	Chief Financial Officer

4.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Certification of Annual Filings – Chief Executive Officer, dated April 3, 2013, for the year ended December 31, 2012

99.2	Certification of Annual Filings – Chief Financial Officer, dated April 3, 2013, for the year ended December 31, 2012

99.3	Certification of Refiled Annual Filings – Chief Executive Officer, dated April 1, 2014, for the year ended December 31, 2013

99.4	Certification of Refiled Annual Filings – Chief Financial Officer, dated April 1, 2014, for the year ended December 31, 2013

99.5	Certification of Annual Filings – Chief Executive Officer, dated March 31, 2014, for the year ended December 31, 2013

99.6	Certification of Annual Filings – Chief Financial Officer, dated March 31, 2014, for the year ended December 31, 2013

99.7	Certification of Interim Filings – Chief Executive Officer, dated May 15, 2013, for the period ended March 31, 2013

99.8	Certification of Interim Filings – Chief Financial Officer, dated May 15, 2013, for the period ended March 31, 2013

99.9	Certification of Interim Filings – Chief Executive Officer, dated August 13, 2013, for the period ended June 30, 2013

99.10	Certification of Interim Filings – Chief Financial Officer, dated August 13, 2013, for the period ended June 30, 2013

99.11	Certification of Interim Filings – Chief Executive Officer, dated November 21, 2013, for the period ended September 30, 2013

99.12	Certification of Interim Filings – Chief Financial Officer, dated November 21, 2013, for the period ended September 30, 2013

99.13	Certification of Interim Filings – Chief Executive Officer, dated May 15, 2014, for the period ended March 31, 2014

99.14	Certification of Interim Filings – Chief Financial Officer, dated May 15, 2014, for the period ended March 31, 2014

99.15	Annual Information Form, for the year ended December 31, 2012

99.16	Annual Information Form, for the year ended December 31, 2013

99.17	Consolidated Financial Statements, for the year ended December 31, 2012 and 2011

99.18	Consolidated Financial Statements, for the year ended December 31, 2013 and 2012

99.19	Amended Consolidated Financial Statements, for the year ended December 31, 2013 and 2012

99.20	Interim Condensed Consolidated Financial Statements, for the quarter ended March 31, 2013

99.21	Interim Condensed Consolidated Financial Statements, for the quarter ended June 30, 2013

99.22	Interim Condensed Consolidated Financial Statements, for the quarter ended September 30, 2013

99.23	Interim Condensed Consolidated Financial Statements, for the quarter ended March 31, 2014

99.24	Management’s Discussion and Analysis, for the year ended December 31, 2012

99.25	Management’s Discussion and Analysis, for the quarter ended March 31, 2013

99.26	Management’s Discussion and Analysis, for the quarter ended June 30, 2013

99.27	Management’s Discussion and Analysis, for the quarter ended September 30, 2013

99.28	Management’s Discussion and Analysis, for the year ended December 31, 2013

99.29	Management’s Discussion and Analysis, for the quarter ended March 31, 2014

99.30	Business Acquisition Report, dated November 15, 2013

99.31	Evans & Evans Consent letter, dated July 19, 2013

99.32	KPMG Consent letter, dated July 19, 2013

99.33	Cover letter to Amended 2013 Annual Consolidated Financial Statements, dated April 1, 2014

99.34	Form of Proxy – Annual General and Special Meeting to be held on August 15, 2013

99.35	Form of Proxy – Annual General and Special Meeting to be held on May 7, 2014

99.36	Notice of Annual & Special Meeting of Shareholders and Management Information Circular, dated July 19, 2013

Exhibit No.	Description

99.37	Notice of Annual & Special Meeting of Shareholders and Management Information Circular, dated April 2, 2014

99.38	Material Change Report, dated September 30, 2013

99.39	Material Change Report, dated February 24, 2014

99.40	Arrangement Agreement between Isotechnika Pharma Inc., Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd., dated August 6, 2013

99.41	Registration Rights Agreement, dated February 14, 2014

99.42	Subscription Agreement, dated February 14, 2014

99.43	News release, dated January 15, 2013

99.44	News release, dated February 5, 2013

99.45	News release, dated April 3, 2013

99.46	News release, dated April 17, 2013

99.47	News release, dated May 15, 2013

99.48	News release, dated June 18, 2013

99.49	News release, dated June 27, 2013

99.50	News release, dated July 25, 2013

99.51	News release, dated August 13, 2013

99.52	News release, dated August 16, 2013

99.53	News release, dated September 23, 2013

99.54	News release, dated September 26, 2013

99.55	News release, dated October 22, 2013 (Leadership Change)

99.56	News release, dated October 22, 2013 (Name Change)

99.57	News release, dated November 6, 2013

99.58	News release, dated November 21, 2013

99.59	News release, dated December 9, 2013

99.60	News release, dated February 14, 2014

99.61	News release, dated February 19, 2014

99.62	News release, dated February 25, 2014

99.63	News release, dated March 4, 2014

99.64	News release, dated March 31, 2014

99.65	News release, dated May 15, 2014

99.66	Notice of the Meeting and Record Date, dated February 22, 2013

99.67	Notice of the Meeting and Record Date (cancelled), dated March 14, 2013

99.68	Notice of the Meeting and Record Date, dated April 30, 2013

99.69	Notice of the Meeting and Record Date (cancelled), dated May 15, 2013

99.70	Notice of the Meeting and Record Date, dated May 16, 2013

99.71	Notice of the Meeting and Record Date, dated June 3, 2013

99.72	Notice of the Meeting and Record Date (amended), dated June 28, 2013

99.73	Notice of Meeting, dated July 19, 2013

99.74	Notice of the Meeting and Record Date, dated March 7, 2014

99.75	Notice of Meeting, dated April 2, 2014

99.76	Notice of Change of Status, dated September 30, 2013

99.77	Notice of Change in Corporate Structure, dated October 29, 2013

99.78	Report of Voting Results, dated August 15, 2013

99.79	Certificate of Amendment, dated October 23, 2013

99.80	Class 1 Reporting Issuers – Participation Fee, for the year ended December 31, 2012

99.81	Class 1 Reporting Issuers – Participation Fee, for the year ended December 31, 2013

99.82	Consent of PricewaterhouseCoopers, dated June 16, 2014

99.83	Consent of KPMG, dated June 13, 2014

99.84	News release, dated June 11, 2014

99.85	News release, dated June 18, 2014